SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)

                           EVEREST FJS INVESTORS, LLC;
                         EVEREST PROPERTIES II, LLC; and
                            MACKENZIE PATTERSON, INC.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                        Christopher K. Davis
                        Everest Properties II, LLC
                        199 South Los Robles Avenue, Suite 440
                        Pasadena, California 91101
                        (626) 585-5920

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                   Copies to:

             Glen Fuller                   Paul J. Derenthal, Esq.
             MacKenzie Patterson, Inc.     Derenthal & Dannhauser
             1640 School Street            One Post Street, Suite 575
             Moraga, California  94556     San Francisco, California  94104
             (925) 631-9100                (415) 981-4844

                            Calculation of Filing Fee

              Transaction                              Amount of
               Valuation*                              Filing Fee

               $671,520                                $134.31

* For purposes of calculating the filing fee only. Assumes the purchase of 4,197 Units at a purchase price equal to $160 per Unit in cash.

[  ]     Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:
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[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Tender Offer Statement on Schedule TO filed May 6, 2002 relating to the offer by EVEREST FJS INVESTORS, LLC (the "Purchaser") to purchase up to 4,197 Units of limited partnership interest (the "Units") in FJS PROPERTIES FUND I, L.P., a Delaware limited partnership (the "Issuer") is hereby amended as set forth herein. Except as modified by this amendment, all terms and conditions of the offer and all information included in the original Schedule TO remain unchanged. Everest Properties II, LLC and MacKenzie Patterson, Inc. have been named as bidders in this Schedule because they formed the Purchaser for the purpose of making this offer and are controlling parties of the Purchaser. Neither is referred to as a purchaser herein, however, as neither intends to acquire directly any Units pursuant to the offer.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.  Exhibits.
          --------

         (a)(1)   Revised Offer to Purchase dated May 6, 2002



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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 30, 2002

EVEREST FJS INVESTORS, LLC

By Everest Properties II, LLC, Manager

      By:/s/ DAVID I. LESSER
         David I. Lesser,
         Executive Vice President

EVEREST PROPERTIES II, LLC

      By:/s/ DAVID I. LESSER
         David I. Lesser,
         Executive Vice President

MACKENZIE PATTERSON, INC.

      By: /s/ GLEN FULLER
         Glen Fuller, Senior Vice President


























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                                  EXHIBIT INDEX


Exhibit           Description                                              Page

(a)(1)            Revised Offer to Purchase dated May 6, 2002